SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2

(Amendment No. 4)*

CompuCredit Holdings Corporation**

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

20478T107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On June 30, 2009, CompuCredit Holdings Corporation became the successor of CompuCredit Corporation pursuant to a merger. The merger resulted in CompuCredit Holdings Corporation becoming a parent holding company of CompuCredit Corporation, but did not alter the proportionate interests of security holders.

CUSIP No. 20478T107
1.	NAMES OF REPORTING PERSONS Frank J. Hanna, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,098,424 (a)(b)(c)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,098,424 (a)(b)(c)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,424 (a)(b)(c)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a)	Includes 5,398,368 shares of CompuCredit Holdings Corporation (the “Company”) common stock held by FSH Capital, LLC (“FSH”). Frank J. Hanna, III owns the majority of the economic interests in FSH, and the Operating Agreement of FSH provides that Frank J. Hanna, III shall solely possess the power to vote and dispose of the Company’s common stock held by FSH.
(b)	Includes 4,700,056 shares of the Company’s common stock held by Bravo Trust One (“BTO”). Frank J. Hanna, III is the sole shareholder and serves as the President of Bravo One Company, Inc., which is the sole trustee of BTO. Frank J. Hanna, III and members of Frank J. Hanna III’s immediate family are the beneficiaries of BTO.
(c)	Excludes 5,483,435 shares of the Company’s common stock that have been pledged to an entity controlled by Frank J. Hanna, III (the “Pledgee”) to secure a loan to an entity controlled by David G. Hanna and members of David G. Hanna’s immediate family. The pledge agreement, prior to default, does not grant to the Pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

CUSIP No. 20478T107
1.	NAMES OF REPORTING PERSONS FSH Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,398,368
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,398,368
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,398,368
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 20478T107
1.	NAMES OF REPORTING PERSONS Bravo Trust One
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,700,056
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,700,056
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,056
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	(a)	Name of Issuer:

CompuCredit Holdings Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

Five Concourse Parkway, Suite 400 Atlanta, Georgia 30328

Item 2.	(a)	Name of Person Filing:

Frank J. Hanna, III FSH Capital, LLC Bravo Trust One

	(b)	Address of Principal Business Office or, if None, Residence:

Frank J. Hanna, III

c/o CompuCredit Holdings Corporation

Five Concourse Parkway, Suite 400

Atlanta, Georgia 30328

FSH Capital, LLC

101 Convention Center Drive, Suite 850

Las Vegas, Nevada 89109

Bravo Trust One

101 Convention Center Drive, Suite 850

Las Vegas, Nevada 89109

	(c)	Citizenship:

Frank J. Hanna, III – United States of America FSH Capital, LLC – Nevada Bravo Trust One – Nevada

	(d)	Title of Class of Securities:

Common stock, no par value per share

	(e)	CUSIP Number:

20478T107

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.		Ownership.

	(a)	Amount beneficially owned as of December 31, 2010:

Frank J. Hanna, III is deemed to beneficially own 10,098,424 shares of CompuCredit Holdings Corporation (the “Company”) common stock, but does not directly own any shares of the Company’s common stock.

Frank J. Hanna, III is deemed the beneficial owner of 5,398,368 shares of the Company’s common stock held by FSH Capital, LLC (“FSH”). Frank J. Hanna, III owns the majority of the economic interests in FSH, and the Operating Agreement of FSH provides that Frank J. Hanna, III shall solely possess the power to vote and dispose of the Company’s common stock held by FSH.

Frank J. Hanna, III is deemed the beneficial owner of 4,700,056 shares of the Company’s common stock held by Bravo Trust One (“BTO”). Frank J. Hanna, III is the sole shareholder and serves as the President of Bravo One Company, Inc., which is the sole trustee of BTO. Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family are the beneficiaries of BTO.

	(b)	Percent of Class:

Frank J. Hanna, III – 26.6%

FSH Capital, LLC – 14.2%

Bravo Trust One – 12.4%

Based on 38,006,577 shares of the Company’s common stock outstanding as of October 31, 2010 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Frank J. Hanna, III – 0 FSH Capital, LLC – 0 Bravo Trust One – 0

(ii) Shared power to vote or to direct the vote:

Frank J. Hanna, III – 10,098,424 FSH Capital, LLC – 5,398,368 Bravo Trust One – 4,700,056

(iii) Sole power to dispose or to direct the disposition of:

Frank J. Hanna, III – 0 FSH Capital, LLC – 0 Bravo Trust One – 0

(iv) Shared power to dispose or to direct the disposition of:

Frank J. Hanna, III – 10,098,424 FSH Capital, LLC – 5,398,368 Bravo Trust One – 4,700,056

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

/s/ Frank J. Hanna, III
Frank J. Hanna, III

FSH Capital, LLC

By:	/s/ Sally R. Hanna
Name: Sally R. Hanna
Title: Manager

Bravo Trust One

By:	Bravo One Company, Inc., as sole trustee

By:	/s/ Frank J. Hanna, III
Name: Frank J. Hanna,III
Title: President

Exhibit Index

Exhibit A	Joint Filing Agreement Pursuant to Rule 13d-1(k)

Exhibit A

Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2011

/s/ Frank J. Hanna, III
Frank J. Hanna, III

FSH Capital, LLC

By:	/s/ Sally R. Hanna
Name: Sally R. Hanna
Title: Manager

Bravo Trust One

By:	Bravo One Company, Inc., as sole trustee

By:	/s/ Frank J. Hanna, III
Name: Frank J. Hanna, III
Title: President